Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
ATA Inc.
We consent to the incorporation by reference in the registration statements (No. 333-168810, No. 333-157463 and No. 333-150287) on Form S-8 of ATA Inc. of our reports dated June 15, 2011, with respect to the consolidated balance sheets of ATA Inc. as of March 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows, for each of the years in the three-year period ended March 31, 2011, and the effectiveness of internal control over financial reporting as of March 31, 2011, which reports appear in the March 31, 2011 annual report on Form 20-F of ATA Inc.
/s/ KPMG

Hong Kong, China
June 15, 2011